

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 7, 2008

via U.S. Mail

Mr. Marc Juliar
Chief Executive Officer
Paradigm Oil and Gas, Inc.
31 Walmer Road, Suite 6
Toronto, ON M5R 2W7

>   **Re: Paradigm Oil and Gas, Inc.**
>   **Schedule 14A**
>   **Filed June 18, 2008**
>   **File No. 333-103780**

Dear Mr. Juliar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 2: To Approve a One for Three Hundred Stock Reverse Stock Split

1.   We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

2.   The reverse stock split will result in an increased number of authorized but unissued shares of your common stock. We note your disclosure that you do not have any plans to effect an acquisition or business combination. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please discuss them in necessary detail. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

3.   Please disclose in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; (iii) authorized but unreserved and available for issuance after the reverse stock split. Please also discuss the dilutive effect on your current shareholders.

4.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the reverse stock split. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru, at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson
        M. Duru

        via facsimile

        Andrew Hudders, Esq.
        (212) 754-0330